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                                                                     EXHIBIT 4.5

               THIS SUPPLEMENTAL INDENTURE, dated as of May 28, 1996, is between PRONET INC., a corporation duly organized and existing under the laws of the State of Delaware (the "Company"), and FIRST INTERSTATE BANK OF TEXAS, N.A., acting as Trustee under the Existing Indenture referred to below (the "Trustee").

                              W I T N E S S E T H:

               WHEREAS, the Company duly authorized the execution and delivery of an indenture dated as of June 15, 1995 (the "Existing Indenture") to provide for the issuance of its 11-7/8% Senior Subordinated Notes due 2005 (the "Securities"), up to principal amount of $100,000,000;

               WHEREAS, the Company has duly authorized the execution and delivery of an indenture (the "New Indenture") to provide for the issuance of Senior Subordinated Notes due 2006 up to principal amount of $100,000,000;

               WHEREAS, the Company has duly authorized the execution and delivery of this Supplemental Indenture deleting certain definitions and amending certain covenants and events of default so as to make the terms and conditions of the Existing Indenture conform to the terms and conditions of the New Indenture;

               WHEREAS, Section 9.2 of the Indenture authorizes the Company and the Trustee, in accordance with the terms thereof, to enter into a supplement to the Existing Indenture with the consent of the holders of the Securities;

               WHEREAS, the Company has requested the Trustee, and the Trustee has agreed, to join in the execution of this Supplemental Indenture pursuant to
Section 9.2 of the Existing Indenture on the terms and subject to the conditions set forth below; and

               WHEREAS, all acts and things necessary to make this Supplemental Indenture a valid agreement of the Company according to its terms have been done and performed, and the execution and delivery of this Supplemental Indenture have in all respects been duly authorized.

               In consideration of the premises, of the purchase and acceptance of the Securities by the Holders thereof and of the sum of one dollar duly paid to it by the Trustee at the execution and delivery of these presents, the receipt whereof is hereby acknowledged, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Securities or of any series thereof, as follows:

               SECTION 1.    DEFINED TERMS

               1.1 Defined Terms. Capitalized terms herein, not otherwise defined, shall have the meanings given them in the Existing Indenture.



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               SECTION 2.    AMENDMENTS

               2.1 Amendment to Section 1.1 of the Indenture. Section 1.1 of the Existing Indenture is hereby amended by deleting the definitions of "Capital Expenditures" and "Free Cash Flow" in their entirety.

               2.2    Amendment to Section 4.9 of the Existing Indenture.
Section 4.9 of the Existing Indenture is hereby amended by (a) deleting the first two paragraphs of such Section in their entirety and (b) inserting in lieu thereof the following:

                      "The Company may not, and may not permit its Subsidiaries
               to, directly or indirectly, create, incur, assume, become liable for or guarantee the payment of (collectively, "incur") any Debt (including Acquired Debt), provided, however, that the Company may incur Debt (including Acquired Debt) and may permit a Subsidiary to incur Acquired Debt if immediately thereafter the ratio of the aggregate principal amount of Debt of the Company and its Subsidiaries outstanding as of the most recent available quarterly or annual balance sheet to the product of four times Pro Forma Consolidated Cash Flow for the preceding full fiscal quarter, determined on a pro forma basis as if any such Debt had been incurred and the proceeds thereof had been applied at the beginning of such fiscal quarter, would be less than 6.0 to 1.

                      Notwithstanding the foregoing, the Company may, and may
               permit its Subsidiaries to, incur the following without regard to the foregoing limitation and without duplication: (i) Debt of the Company under the Credit Facility in an aggregate principal amount not to exceed $125 million at any one time outstanding;
               (ii) Guarantees by Subsidiaries of Debt of the Company under the Credit Facility; (iii) Debt of the Company evidenced by the Securities; (iv) Debt owed by the Company to any wholly owned Subsidiary of the Company or owed by any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company (but only so long as such Debt is held by the Company or such wholly owned Subsidiary); (v) Debt outstanding on the date the Securities are originally issued under the indenture; (vi) Permitted Deferred Payments; (vii) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Debt is extinguished within two Business Days of its occurrence; (viii) Refinancing Debt; and (ix) renewals of Guarantees permitted by clause (ii) above."

               2.3    Amendment to Section 4.11 of the Existing Indenture.
Section 4.11 of the Existing Indenture is hereby amended by (a) deleting
Section 4.11 in its entirety and (b) inserting in lieu thereof the following:


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                      "Section 4.11. Limitations on Restricted Payments. The
               Company may not, and may not permit any of its Subsidiaries to,
               (i) directly or indirectly, declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders thereof (including pursuant to a merger or consolidation of the Company, but excluding any dividends or distributions payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Redeemable Stock)), other than dividends or distributions payable to the Company or any wholly owned Subsidiary of the Company, or by a Subsidiary of the Company to a holder who is not the Company or a wholly owned Subsidiary of the Company, provided that such dividend or distribution is paid to all of the holders of the Capital Stock of the payor of such dividend, pro rata in accordance with their respective interests, (ii) directly or indirectly, purchase, redeem or otherwise acquire or retire for value (a) any Capital Stock of the Company or any Related Person or (b) any options, warrants, or rights to purchase or acquire shares of Capital Stock of the Company or any Related Person, (iii) make any loan, advance, capital contribution to or investment in, or payment on a Guarantee of any obligation of any Affiliate or any Related Person (other than the Company or a Subsidiary of the Company), inclusive of any loan, advance, capital contribution to or investment in, or payment on a Guarantee of any obligation of any Affiliate or Related Person by the Company pursuant to a transaction whereby any such Affiliate or Related Person becomes an Affiliate or Related Person, but exclusive of any loan, advance, capital contribution to or investment in, or payment on a Guarantee of any obligation of, any Person by the Company or a Subsidiary of the Company pursuant to a transaction whereby any such Person becomes a Subsidiary of the Company, in each case unless otherwise prohibited by the terms of this Indenture, or
               (iv) redeem, defease, repurchase, retire or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment (other than with the proceeds of Refinancing
               Debt), Debt of the Company which is subordinate in right of payment to the Securities (each of clauses (i) through (iv) being a "Restricted Payment"), if at the time of such Restricted Payment, or after giving effect thereto: (1) an Event of Default, or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing, (2) the Company could not incur $1.00 of additional Debt under the first paragraph of Section 4.9 hereof, or (3) the aggregate of all Restricted Payments from the date of the Indenture exceeds the sum of: (a) the remainder of
               (x) 100% of cumulative Consolidated Cash Flow after June 30, 1996 through the last day of the last full fiscal quarter immediately preceding such Restricted Payment for which quarterly or annual financial statements of the Company are available minus (y) the product of 2.0 times cumulative Consolidated Fixed Charges after June 30, 1996 through the last day of the last full fiscal quarter immediately preceding such Restricted Payment for which quarterly or annual financial statements of the Company are available; and



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               (b) 100% of the aggregate net proceeds from the issuance, after
               June 30, 1996, of Capital Stock (other than Redeemable Stock) of the Company and options, warrants or other rights on Capital Stock (other than Redeemable Stock) of the Company and the principal amount of Debt of the Company that has been converted, after June 30, 1996, into Capital Stock (other than Redeemable Stock) of the Company.

                      The foregoing provision will not be violated by reason of
               (i) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provision; (ii) the purchase, redemption, acquisition or retirement of any shares of Capital Stock of the Company in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other shares of Capital Stock (other than Redeemable Stock) of the Company; (iii) the purchase, redemption, defeasance or other acquisition or retirement of Debt of the Company which is subordinate in right of payment to the Securities, in exchange for, by conversion into, or out of the net proceeds of, a substantially concurrent (a) issue or sale (other than to a Subsidiary) of Capital Stock (other than Redeemable Stock) of the Company, or (b) incurrence of Refinancing Debt with respect to such subordinated Debt; or (iv) investments in telecommunications businesses in an aggregate amount not exceeding $20.0 million; provided that no Default or Event of Default shall have occurred and be continuing at the time, or shall occur as a result, of any of the actions contemplated in clauses (ii) and (iii) above. Any payment made pursuant to clauses (i) through (iii) (other than subclause
               (iii)(b)) of this paragraph shall be a Restricted Payment for purposes of calculating aggregate Restricted Payments under the preceding paragraph."

                      2.4    Amendment to Section 6.1 of the Existing Indenture.
               Section 6.1 of the Existing Indenture is hereby amended by (a) deleting paragraphs (g) and (h) of such Section in their entirety and (b) inserting in lieu thereof the following:

                      "(g) final judgment or judgments for the payment of money
               which in the aggregate at any one time exceeds $5 million shall be rendered against the Company or any Subsidiary of the Company by a court of competent jurisdiction and shall not have been vacated, discharged, satisfied or stayed within 60 days after such judgment becomes final and nonappealable; or


                      (h) a default shall have occurred under any bonds,
               debentures, notes or other evidences of indebtedness of the Company or any Subsidiary of the Company or under any mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness by the Company or any Subsidiary of the Company, in any case with a principal amount of at least $5 million outstanding, and such indebtedness already is due and payable


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               in full or such default has resulted in the acceleration of the maturity of such indebtedness, in each case after a period of five days during which period such default shall not have been cured or such acceleration shall not have been rescinded."


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               IN WITNESS WHEREOF, ProNet Inc. has caused this Supplemental
Indenture to be signed, and acknowledged by its President, its Chairman of the Board, one of its Vice Presidents, its Chief Financial Officer or its Treasurer, and its corporate seal to be affixed hereunto, and the same to be attested by its Secretary, its Assistant Secretary or one of its Attesting Secretaries, and First Interstate Bank of Texas, N.A., as Trustee, has caused this Supplemental Indenture to be signed and acknowledged by one of its authorized officers, and its corporate seal to be affixed hereunto, and the same to be attested by one of its authorized officers, as of the day and year first above written.

                                               PRONET INC.


                                               By:
                                                  --------------------------
                                                      Vice President

Attest:


---------------------------------
Assistant Secretary

                                               FIRST INTERSTATE BANK OF TEXAS,
                                                  N.A., as Trustee


                                               By:
                                                  ------------------------------
                                                      Jeffrey D. Dunbar
                                                      Assistant Vice President
                                                      Corporate Trust Officer

Attest:


----------------------------------
Christina Faith
Assistant Vice President
Corporate Trust Officer




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